UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

ENEL S.p.A.

(Name of Issuer)

Ordinary Shares, nominal value (euro) 1.00 Per Share

(Title of Class of Securities)

29265W108

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

CUSIP No. 29265W108

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1. NAME OF REPORTING PERSON:
    Cassa Depositi e Prestiti societa' per azioni ("CDP") (1)
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                           (b) |_|

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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION: The Republic of Italy

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	5.	SOLE VOTING POWER 627,528,282 - 10.19% (2)
NUMBER OF		
SHARES	6.	SHARED VOTING POWER 0
BENEFICIALLY		
OWNED BY		
EACH	7.	SOLE DISPOSITIVE POWER 627,528,282 - 10.19% (2)
REPORTING		
PERSON		
WITH	8.	SHARED DISPOSITIVE POWER 0

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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    627,528,282 (2)

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES|_|

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    10.19% (2)

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12. TYPE OF REPORTING PERSON
    CO

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(1) CDP is an Italian company 70% owned by the Republic of Italy
(acting through the Ministry of Economy and Finance) and 30% owned by
66 Italian Banking Foundations.

(2)Pursuant to the provisions set forth in art. 9 of the Decree issued
on December 5, 2003 by the Italian Ministry of Economy and Finance,
effective on December 12, 2003, the Republic of Italy transferred
to CDP n. 627,528,282 ENEL ordinary shares.
In comparison with schedule 13G/A filed on January 25, 2005, the percentage
of ownership has decreased (passing from 10.28% to 10.19%), as a consequence of
the increase of ENEL number of shares, due to the exercise of stock options.

Item 1(a). Name of Issuer:

        ENEL S.p.A. ("ENEL")

Item 1(b). Address of Issuer's Principal Executive Offices:

        Viale Regina Margherita, 137
        00198 Rome, Italy

Item 2(a). Name of Person Filing:

        Cassa Depositi e Prestiti societa' per azioni ("CDP")

Item 2(b). Address of Principal Business Office, or if None, Residence:

        Via Goito, 4
        00185 Rome, Italy

Item 2(c). Citizenship:

        The Republic of Italy

Item 2(d). Title of Class of Securities:

        Ordinary Shares, nominal value (euro) 1.00 per share
        (the "Ordinary Shares")

Item 2(e). CUSIP Number:

        29265W108

Item 3.   If this Statement is Filed Pursuant to Rule 13d-1(b), or
        13d-2(b) or (c), Check Whether the Person Filing is a:

        Not applicable.

Item 4.   Ownership

        (a) Amount beneficially owned:

           627,528,282 Ordinary Shares.

        (b) Percent of class:

           10.19%

        (c) Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote: 627,528,282
        (ii) Shared power to vote or to direct the vote: 0
        (iii) Sole power to dispose or to direct the disposition of:
           627,528,282
        (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which
          Acquired the Security Being Reported on by the Parent
          Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10. Certification

          By signing below I certify that, to the best of my knowledge
          and belief, the securities referred to above were not acquired
          and are not held for the purpose of or with the effect of
          changing or influencing the control of the issuer of the
          securities and were not acquired and are not held in connection
          with or as a participant in any transaction having that purpose
          or effect.

                              SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I
certify that the information set forth in this statement is true, complete and
correct.

                         CASSA DEPOSITI E PRESTITI SOCIETA' PER AZIONI

January 25, 2006
                         /s/ Salvatore Rebecchini

                         Name: Salvatore Rebecchini
                         Title: Chairman